Exhibit (a)(19)

Skullcandy, Inc.

1441 West Ute Blvd., Suite 250

Park City, Utah 84098

August 5, 2016

Dear Stockholder:

We are pleased to inform you that, on August 3, 2016, Skullcandy, Inc. (“Skullcandy”) entered into Amendment No. 1 (the “Amendment”) to the Agreement and Plan of Merger, dated June 23, 2016 (as amended, the “Merger Agreement”) with Incipio, LLC (“Parent”) and Powder Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Purchaser”). In accordance with the Merger Agreement, Purchaser has commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.0001 per share (the “Company Shares”), other than any Cancelled Company Shares (as defined below), at a price per Company Share of $6.10, net to the holder thereof in cash, without interest (the “Offer Price”) and subject to any withholding of taxes required by applicable law.

If successful, the Offer will be followed by the merger of Purchaser with and into Skullcandy, with Skullcandy surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). In the Merger, each Company Share then outstanding (other than any Company Shares (i) owned by Parent, Purchaser or Skullcandy or any wholly owned subsidiary of Parent, Purchaser or Skullcandy (“Cancelled Company Shares”), (ii) irrevocably accepted for purchase pursuant to the Offer or (iii) owned by holders who have properly and validly perfected appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest and subject to any withholding of taxes required by applicable law.

On August 3, 2016, the Board of Directors of Skullcandy (the “Skullcandy Board”): (i) determined that it is in the best interests of Skullcandy and its stockholders to enter into, and approved and declared advisable, the Amendment, including the revised Offer Price, (ii) approved the execution and delivery by Skullcandy of the Amendment, and approved the Offer, the Merger, the other transactions contemplated by the Merger Agreement and all other actions or matters necessary or appropriate to give effect to the foregoing and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer. Accordingly, and for the other reasons described in more detail in Skullcandy’s Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9, the Company Board recommends that Skullcandy’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer.

Please review carefully (i) Skullcandy’s Solicitation/Recommendation Statement on Schedule 14D-9, including the amendments thereto, (ii) Purchaser’s Amended Offer to Purchase, dated August 3, 2016, which sets forth the terms and conditions of the Offer and (iii) Purchaser’s Amended Letter of Transmittal containing instructions as to how to tender your Company Shares into the Offer, each of which is available on the Securities and Exchange Commission website, www.sec.gov. The Offer is scheduled to expire at midnight, New York Time, on Wednesday, August 17, 2016, unless extended.

Sincerely,

S. Hoby Darling
President and Chief Executive Officer